VIA EDGAR

December 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tonya K. Aldave and Mr. J. Nolan McWilliams

Re:	Moderna, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-228300

Dear Ms. Aldave and Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Moderna, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 6, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gregg L. Katz at (617) 570-1406. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gregg L. Katz, by facsimile to (617) 649-1445.

If you have any questions regarding this request, please contact Gregg L. Katz of Goodwin Procter LLP at (617) 570-1406.

Sincerely,

MODERNA, INC.

/s/ Stéphane Bancel
Stéphane Bancel
Chief Executive Officer

cc:	John Mendlein, Ph.D., President, Corporate and Product Strategy, Moderna, Inc.

Lori Henderson, Esq., General Counsel and Corporate Secretary, Moderna, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Patricia Mets, Esq., Goodwin Procter LLP